EXHIBIT 11

COVANSYS CORPORATION AND SUBSIDIARIES

COMPUTATION OF PER SHARE EARNINGS

PRO FORMA OR ACTUAL NET INCOME PER COMMON SHARE

	Three Months Ended
	June 30,

	2001	2002

	(In thousands, except
	per share data)
	(Unaudited)
Weighted average number of shares of Common Stock outstanding	28,587	27,830
Common Stock equivalents calculated using the weighted average stock price per share for the periods presented	—	—

Weighted average shares outstanding	28,587	27,830

Net loss	(12,330)	(770)

Net loss per common share	(0.43)	(0.03)

	Six Months Ended
	June 30,

	2001	2002

Weighted average number of shares of Common Stock outstanding	28,909	27,965
Common Stock equivalents calculated using the weighted average stock price per share for the periods presented	—	—

Weighted average shares outstanding	28,909	27,965

Net loss	(15,333)	(339)

Net loss per common share	(0.53)	(0.01)